File No. 82-34735

Press release

from ASSA ABLOY AB (publ) 13 May 2006 15/06



The subscription of ASSA ABLOYs Incentive Program for senior management has been completed

The subscription for the ASSA ABLOY incentive program, Incentive 2006, for senior management has been completed.

ASSA ABLOY has issued four convertible bonds of a total value of EUR 38.4 M to a company especially established for this purpose. The average share price to be used as reference price was established during five trading days prior to June 10 2006. This gives the following conversion prices:

Series 2006/2011:1	SEK 134.53	EUR 14.60
Series 2006/2011:2	SEK 146.76	EUR 15.90
Series 2006/2011:3	SEK 158.99	EUR 17.30
Series 2006/2011:4	SEK 171.22	EUR 18.60

The incentive program comprised less than 100 persons in 15 countries. The program will run to June 2011 in line with the maturity of the convertible bonds.

The dilution effect of this program, based on the maximum increase in the number of shares after dilution, will amount to 0.6 percent of the share capital and 0.4 percent of the number of votes.

Further information can be obtained from

Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79

dlw 6/22

ASSA ABLOY
The World's Leading Lock Group

ASSA ABLOY AB (publ) • P.O. Box 70340, SE-107 23 Stockholm • Phone: +46-8-506 485 00 • Fax: +46-8-506 485 85
www.assaabloy.com